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TALISMAN ENERGY

2008 ANNUAL REPORT SUMMARY

talisman energy:
a robust strategy
positioning for profitable long-term growth



Talisman Energy Inc. is a diversified, global, upstream oil and gas company.

Talisman was established in 1992. The Company produced over 430,000 boe/d in 2008, approximately 50% oil and liquids and 50% natural gas. Talisman has a diversified, global portfolio. Its main operating areas are North America (production greater than 1 bcfe/d, midstream operations), the North Sea (operates 39 oilfields) and Southeast Asia (long-life assets, low costs).

As part of its strategy for profitable long-term growth, Talisman has developed a three-part action plan. The Company is pursuing sizeable opportunities in the North American unconventional natural gas business, as well as development opportunities in Southeast Asia and Norway. Talisman is shifting its international exploration portfolio toward high-impact prospects, which will support the ongoing renewal of the Company. In addition, the Company continues to focus its portfolio.

Talisman is committed to conducting its business safely, in an ethically, socially and environmentally responsible manner. The Company is a participant in the United Nations Global Compact and is also included in the Dow Jones Sustainability (North America) Index. Talisman is the first Canadian company to join the Voluntary Principles on Security and Human Rights Plenary Group.

The Company is headquartered in Calgary, Alberta, Canada. Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM. Talisman is also part of the S&P/TSX 60 Index. At year-end, the Company's enterprise value was over $16 billion, with 1,019 million shares outstanding.

This Annual Report Summary is dated March 4, 2009.

Talisman encourages its stakeholders to read the Company's 2008 Annual Financial Report, which contains Management's Discussion and Analysis, audited Consolidated Financial Statements and Notes and Supplementary Information, as well as its 2008 Corporate Responsibility Report. These documents can be obtained from the Company or viewed online at **www.talisman-energy.com**.

Readers are referred to the advisories, definitions and abbreviations at the back of this Annual Report Summary.

Front Cover Talisman introduced a new strategy in 2008, reviewing its portfolio and realigning its organization and people to better support the new objectives.

financial strength and a diverse **portfolio**



substantial unconventional natural gas potential in north america





An unconventional well being drilled in the Montney

repositioning the north sea: growth in norway sustainable cash flow from the uk





Drilling platform at Fulmar in the North Sea

sustainable growth
in southeast asia





Northern Fields platform, offshore Malaysia/Vietnam

renewing the company supported by high impact exploration





Seismic work in the Kurdistan region of northern Iraq

reviewing 2008

42%
increase in cash flow

- In 2008, Talisman generated record net income of $3.5 billion and record cash flow [1] of $6.2 billion.
- Production from continuing operations [2] increased 3% to average 419,000 boe/d.
- Talisman's average sales price rose 28% to $76.03/boe, with a 38% increase in WTI oil prices and a 24% increase in domestic natural gas prices.
- Spending on exploration and development was a record $5.1 billion, with 48% in North America, 25% for North Sea development, 9% for Southeast Asia development and 17% for international exploration.
- Talisman reduced its net debt at year-end, despite the weakening Canadian dollar.

strong financial shape

CASH FLOW PER SHARE [1]
C$/share



EARNINGS FROM CONTINUING OPERATIONS [1]
millions of C$



(millions of C$ unless otherwise stated)	2008	2007	2006
Cash flow [1]	6,163	4,327	4,748
Net income	3,519	2,078	2,005
Earnings from continuing operations [1,2]	2,544	952	1,424
Per common share			
Cash flow ($) [1]	6.06	4.19	4.35
Net income ($)	3.46	2.01	1.84
Earnings from continuing operations ($) [1,2]	2.50	0.92	1.30
Oil production (mbbls/d) [3]	224	241	262
Gas production (mmcf/d) [3]	1,247	1,265	1,342
Total production (mboe/d) [3,4]	432	452	485
Total production from continuing operations (mboe/d) [2,4]	419	405	410
Average sales price ($/boe)	76.03	59.57	57.45
Exploration and development spending	5,106	4,449	4,578
Net debt [1]	3,949	4,341	4,496

All data, except earnings and production from continuing operations, include results of continuing and discontinued operations.

1 Non-GAAP measure. See advisories on page 46.
2 Restated for operations classified as discontinued in 2008.
3 Production numbers are before royalties unless otherwise indicated.
4 Six mcf of natural gas equals one boe.

looking to 2009

Talisman's priorities in 2009 are to:

- Preserve financial strength and flexibility in a low-price environment;
- Advance the strategy for profitable long-term growth and build on the success from last year; and
- Continue to focus on efficiency and costs.

Capital spending of $3.6 billion [1,2]

- The Company plans to balance capital spending with cash receipts in 2009.

Spending in North America of $1.2 billion. Approximately 80% will be directed toward unconventional natural gas projects with a focus on:

- The Marcellus Shale play – Pennsylvania (drilling 36 gross wells)
- The Montney Core and Shale plays – Alberta and BC (drilling 49 gross wells)

Spending in the North Sea of $1.4 billion [2]

- $1.1 billion on development
- In Norway, progress development of Yme
- In the UK, progress development of Burghley and Auk North and redevelopment of Auk South

Spending in Southeast Asia of $730 million [2]

- $580 million in development spending
- First oil from Northern Fields in PM-3 CAA, with 16 development wells
- In Vietnam, sanction development of Block 15-2/01

Spending $660 million on international exploration

- Drill 24 exploration and appraisal wells in total
- Continuation of the appraisal and exploration program in Vietnam
- Up to 10 exploration wells in the North Sea
- Continuation of the exploration program in the Kurdistan region of northern Iraq
- Progress evaluation of recently awarded blocks in Colombia and continue drilling in the Niscota Block
- Complete evaluation of an earlier discovery on Block 64 in Peru

1   Spending plans for 2009 are based on a WTI oil price of US$40/bbl and a NYMEX natural gas price of US$5/mmbtu.
2   Excludes non-cash items in Norway ($270 million) and Southeast Asia ($120 million).

$3.6 billion

2009 capital spending

a flexible capital program

CAPITAL SPENDING



- North America **33%**
- North Sea Development **27%**
- Southeast Asia Development **19%**
- International Exploration **18%**
- Rest of World **3%**

chairman's message

2008 was a year of challenge and change, both for the industry and for Talisman. However, looking back, Talisman's leadership and 3,000 employees worldwide more than met these challenges.



The Company has set out in a new strategic direction, with the objectives of profitable long-term growth, high-impact exploration and focusing the portfolio. Early results since implementation in May indicate this new strategy will be very successful.

Notwithstanding the significant drop in oil and natural gas prices in the latter part of the year, Talisman is in strong financial shape. The 2009 capital program is based on a realistic view of the world and assumes US$40 oil prices and a US$5 NYMEX gas price. Importantly, we have a lot of flexibility to increase or decrease spending this year and are committed to living within our means.

This is my last letter to you as Chairman of Talisman. It has been a busy and rewarding eight years for me. However, I am confident, with the new strategy in place, strong additions to the Board of Directors and the management team, that the Company is on the right path and focused for profitable long-term growth. I would like to thank all Talisman employees for their dedication and hard work over the past year.



Doug Baldwin
March 4, 2009

president's message

2008 was a year of unprecedented volatility both in the global economy and in commodity prices, with oil prices peaking at over US$140 per barrel and ending the year around US$40.

The outlook continues to be uncertain, with reduced economic activity and lower demand for hydrocarbons continuing to bear on oil and natural gas prices. Government actions to stimulate the economy and stabilize financial systems across the world will have an impact, but the timing and effectiveness is uncertain. However, the underlying fundamentals remain in place; the world requires energy to grow and, as confidence returns, so will demand and the need for oil and gas to fuel economic development.

Talisman enters 2009 in excellent financial shape, with a strong balance sheet. We have structured our plans to ensure the Company can withstand low commodity prices in a volatile environment, and our capital spending is set to preserve our financial strength while staying true to our strategic priorities. At the same time, we have the flexibility to adjust spending up or down and to react quickly to opportunities and a changing economic outlook.

my first priority is safe operations

My first priority is to ensure we have safe operations and show continuous improvement in our safety processes. At Talisman, our goal is to create a working environment such that we cause no harm to people and where we minimize our impact on the environment. However, a review of external benchmark data indicates that we need to improve our safety performance in a number of areas.

Tragically, we experienced three, unrelated, contractor fatalities last year. Each was thoroughly investigated, detailed findings were distributed across the Company and the learnings incorporated into Talisman work practices. These incidents reinforce the need for our continued focus on reducing risks.

At the highest level, Talisman's Board of Directors constituted a Health, Safety, Environment and Corporate Responsibility Committee last year, responsible for oversight of the Company's Health, Safety and Environment (HSE) initiatives, policies and systems.



The Company generated a record $3.5 billion in net income last year. We also set a new record for cash flow of $6.2 billion, an increase of 42% over the previous year.

During 2008, we developed our new Global HSE Policy, a critical step in building a consistent safety management system across the Company. We have also begun the process of establishing Company-wide safety standards and developed a global safety performance management system. Work this year will include a focus on safety leadership, equipment integrity and risk management.

For a more comprehensive review of our HSE performance, I encourage you to read our 2008 Corporate Responsibility Report.

financial and operating review

Turning to financial and operating results, the Company generated a record $3.5 billion in net income last year, benefiting from high commodity prices during the year. Net income included a $1.7 billion recorded gain on held-for-trading financial instruments, primarily commodity contracts. We entered into these contracts to protect 2009 cash flow and our capital program against a significant drop in prices.

We also set a new record for cash flow of $6.2 billion, an increase of 42% over the previous year. Production from continuing operations averaged 419,000 boe/d for the

year, 3% above 2007. Including non-core assets that were sold or are scheduled for sale, production was down 4%.

We used this record cash flow to strengthen our balance sheet, reducing long-term net debt to $3.9 billion, down from $4.3 billion a year earlier. In total, we paid down approximately $900 million in debt, but this was offset by the 25% drop in the value of the Canadian dollar versus the US dollar at year-end. Although we report in Canadian dollars, Talisman's debt is largely denominated in US dollars.

The Company also spent a record $5.1 billion on exploration and development last year. North America accounted for 48% of spending, North Sea development projects 25%, Southeast Asia development 9% and international exploration 17%.

Talisman replaced 75% of its production with proved reserves from drilling and non-price revisions in 2008. Under existing regulations, we were required to write down proved reserves due to low year-end prices, almost all in the UK North Sea.

Using average annual prices, which the SEC has adopted going forward, we would have booked a 19 mmboe positive revision instead of writing off 159 mmboe.

a new strategic direction

During the last year, we developed and started to implement a strategy, which is setting Talisman in a new direction. The Company had been successful for many years, largely growing through acquisition. However, looking forward, given our size and the cyclical nature of acquisition opportunities, we needed to create additional sources of growth for the future.

We listened carefully to shareholders in developing our new direction. You told us you wanted visible long-term growth, increased focus, higher returns on investment and more reliable delivery.

Our new strategic direction reflects these priorities and is centered around profitable long-term growth, high-impact exploration and focusing the portfolio.

Since the introduction of the strategy last May, we have made significant progress. The sources of growth are unconventional natural gas in North America and development projects in Norway and Southeast Asia.

We are particularly excited by the size and resource potential of our new areas. We are now moving to development in parts of the Montney and Marcellus Shale.

sizeable unconventional natural gas potential

We invested $1.8 billion in unconventional natural gas programs in North America in 2008. We are now moving to development in parts of the Montney and Marcellus Shale and we are excited by the potential of our Quebec landholdings.

ongoing international growth

Elsewhere in the world, we brought a number of development projects onstream and progressed several others. In Norway, the Rev Field development started production early in 2009, and we are continuing to progress the Yme oilfield development.

Southeast Asia has been a significant source of growth for Talisman over the past five years and is expected to continue growing at an annual rate of 10% over the next few years. We brought the Song Doc oilfield online last year as well as the Northern Fields gas development. First oil from the Northern Fields is expected late in the first quarter of 2009.

We are moving to develop our oil discoveries in Vietnam and expect project sanction this year. We will also pursue the next development phase of our massive natural gas reserves in Indonesia.

a continuing focus on core assets

We have sold a number of non-core assets, generating proceeds of approximately $1 billion and lowering our annual production by about 12,000 boe/d. We are continuing to evaluate the potential for other non-core asset sales.

In the UK North Sea, we are working to position the business as a reliable and sustainable source of free cash flow. This may involve some reduction in our UK presence, although we recognize that current market conditions are not optimal for divestitures.

In early March, the Company announced the sale of its assets in southeast Saskatchewan for approximately $720 million.

building a high-impact exploration portfolio

We also made progress in transitioning our global exploration portfolio toward high-impact prospects, which can support the long-term renewal of the Company. Talisman added several new blocks in Colombia and we are evaluating an earlier Talisman discovery in Peru. We acquired new interests offshore Indonesia and our first high-impact exploration well is planned for 2010. We are also continuing our appraisal program in Vietnam.

During the year, we acquired two blocks in the Kurdistan region of northern Iraq, an area with large untapped oil potential. The first, non-operated, exploration well was drilling over the year-end and a second well is planned for later in 2009.

looking forward

For this year, we have set a prudent and flexible capital budget, which is designed to preserve our balance sheet and advance our strategic objectives in this dynamic environment.

The capital program for 2009 is based on the assumption of US$40 oil and US$5 natural gas prices, with planned exploration and development spending of $3.6 billion. We plan to fund our capital programs with cash flow plus proceeds from confirmed divestments and can adjust spending up or down. Production in 2009 is expected to be broadly similar to last year.

The investment pattern reflects our strategic priorities: unconventional natural gas in North America; growth projects in Southeast Asia and Norway; and international exploration spending. Areas that will see a reduction in spending are conventional Alberta gas and the UK.

Our new strategy is proving to be robust in a dynamic environment. In fact, the drop in commodity prices has sharpened our focus such that the vast majority of spending is toward projects that drive our future growth. The Company is also focused on improving efficiency and launched a global initiative to reduce costs in November of last year.

We are in strong financial shape; we have a diverse portfolio, a large opportunity set and great people.

We spent considerable time during 2008 to align the organization with the strategy and strengthen support groups to better serve the needs of the business. We are improving leadership development, training, succession planning and feedback capabilities. All of these programs are aimed at retaining, developing and increasing the skills of our people.

commitment to corporate responsibility

We also recognize that being a responsible corporate citizen is not only the right thing to do, but is also essential to our success as a business. Our objective is to find and develop oil and gas in a socially and environmentally responsible fashion, with the support of communities where we operate. An excellent example is Talisman's capacity building support payment in the Kurdistan region of northern Iraq, which will be used for infrastructure and capacity building projects for the benefit of the people in the region.

In Peru, Talisman recognizes and respects that there are stakeholders who do not support oil activity. The Company is committed to working transparently and will only work in areas of Peru where we have an agreement with the community. In North America, we recognize our shift to unconventional natural gas development will present new challenges and the need for increased dialogue with stakeholders.

a year of changes

Several people central to Talisman's history and past success have retired in the past few months. The contributions of Nigel Hares, John 't Hart and Jackie Sheppard have been substantial over many years and, on behalf of their colleagues, I thank them for their contributions. They will be missed. I am delighted to welcome Scott Thomson, Bob Rooney, Paul Smith and Richard Herbert to the leadership team; they bring exceptional talent and skills to Talisman.

There is also change within our Board of Directors. A special thanks in particular to Doug Baldwin, who will be retiring this May after serving on our Board for eight years and as Chairman for the last six years, as well as Larry Tapp, who has also served on the Board for eight years.

It has been a year of change for Talisman. I am excited by what we have accomplished and the new direction in which we are heading. None of it would have been possible without the skills and dedication of the Talisman workforce, to whom I am especially grateful during a year of such change. Over the past year, I have met with hundreds of employees, who embody the Talisman values of safety, passion, results, respect, excellence, teamwork and honest communication. The commitment and enthusiasm of our workforce gives me great confidence in the future.

We are in strong financial shape; we have a diverse portfolio, a large opportunity set and great people. 2009 will be a volatile and dynamic year, but we will emerge positioned for profitable growth.



John A. Manzoni
March 4, 2009

2008: a new strategy

In May 2008, Talisman announced a new strategic direction for the Company. The three main elements of the strategy are profitable long-term growth, high-impact exploration and focusing the portfolio.

Talisman made significant progress against these objectives in 2008:

- **Major growth areas for the Company are unconventional natural gas in North America and development projects in Southeast Asia and Norway.**
  - North American unconventional spending was $1.8 billion
  - 169 unconventional wells drilled in new areas
  - Successful tests of first shale wells in Quebec and Pennsylvania
  - Southeast Asia developments: Northern Fields gas development, Song Doc, Hai Su Den appraisal
  - Norway: progressed development at Rev and Yme

- **Talisman is building a portfolio of high-impact international exploration prospects with potential to support the renewal of the Company.**
  - Award of two blocks in the Kurdistan region of northern Iraq
  - Award of several new exploration blocks in Colombia
  - Two new offshore Joint Study Agreement blocks awarded in Indonesia

$1.8 billion
unconventional spending in 2008

- **Talisman is selling non-strategic assets to focus on material, high return parts of the business.**
  - Sale of non-core assets in Canada, the UK, the Netherlands and Denmark
  - Completed sale of 12,000 boe/d of non-core assets for approximately $1 billion
  - Announced the intent to sell its assets in Trinidad and Tobago
  - Announced the sale of assets in southeast Saskatchewan in March 2009



north america
• sizeable unconventional natural gas potential

north sea
• sustainable cash flow
• high-impact exploration

north africa

kurdistan region of northern Iraq
• high-impact exploration

southeast asia
• development upside
• high-impact exploration

trinidad & tobago

south america
• high-impact exploration

north america

Talisman's objective is to become a top-tier unconventional natural gas producer in North America. The Company has extensive unconventional landholdings totaling approximately three million net acres. Unconventional plays have large potential resources, high deliverability, low decline rates and can provide attractive returns on investment. Talisman's focus areas are the Marcellus Shale, the Montney and Quebec.

3 million
net acres unconventional land

169
wells in new unconventional areas drilled in 2008



Drilling in the Foothills, Canada

looking at 2009 …

Talisman plans to invest $1.2 billion, with $1 billion allocated
toward unconventional pilot and development activities.

**To support the new strategy, Talisman implemented a reorganization in North America
and a new unconventional business model that focuses on identifying and piloting new
plays, executing development programs and conducting efficient operations.**

2008 in review

Talisman invested $2.5 billion* in North America with 72% directed toward unconventional
projects ($1.8 billion, of which 37% was for land). In total, over 320,000 net acres of
prospective unconventional land was acquired in new areas. The Company drilled 427 gross
(279.9 net) wells, with 169 gross pilot and development wells in new unconventional areas.

Talisman has 800,000 net acres in the Marcellus Shale play. The Company had
encouraging results in its Pennsylvania shale pilot program, where it increased total
landholdings to 140,000 net acres, including the addition of highly prospective state
lands. Early drilling results have been very successful, with six wells completed last year.

In the Montney, Talisman holds 600,000 net acres of land. In the Montney Core play,
Talisman holds 380,000 net acres and drilled 39 gross development wells (31.1 net),
as well as 13 gross pilot wells to test drilling and completion techniques and rock quality.
Total production in the Core averaged 35 mmcfe/d (5,900 boe/d). Talisman also holds
220,000 net acres in the Montney Shale play in northeastern BC, where piloting activities
began in mid-2008, with nine gross (3.2 net) wells drilled.

Talisman was also encouraged by early pilot work in Quebec where the Company holds
rights to 770,000 net acres. The existing vertical well at Gentilly was successfully fracture
stimulated and additional drilling was underway at year-end.

The Bakken Core was another excellent story from 2008. Talisman drilled 43 gross
(36 net) wells, achieving top tier results in drilling costs and production rates. However,
the Company has decided to exit southeast Saskatchewan to focus on more material
assets in North America.

Talisman was also successful in the Outer Foothills at both Hinton and Ojay. Talisman
now holds 430,000 net acres in the area, with the addition of new land in the Hinton area,
and 21 gross (15.8 net) wells were drilled.

The Company's conventional natural gas program achieved excellent drilling results
in the Foothills and at Monkman. Talisman's Midstream Operations had another strong
year, with average throughput of 635 mmcf/d. Talisman will use its expertise in
infrastructure development to facilitate unconventional natural gas development.

In line with the new strategic framework to exit non-strategic areas, Talisman completed
the sale of its Lac La Biche assets in Alberta for proceeds of $247 million.

*   Includes Alaska.

… 2009

In January 2009, the Company
announced it will focus on the
Marcellus Shale, Montney Core and
Montney Shale natural gas plays.
Within these plays, Talisman intends
to expand its pilots and execute
multi-well drilling programs in
Pennsylvania, Alberta and BC.

The Company plans to drill 36 gross
(34.8 net) wells and potentially
acquire additional lands in the
Marcellus play.

In the Montney Core, Talisman
plans to drill 35 gross (26 net) wells.
The Company plans to continue
piloting in the Montney Shale play
through 2009, by drilling 14 gross
wells and building facilities.
Development in this play is expected
to commence by the end of the year
or early 2010.

In Quebec, Talisman will continue
evaluating the potential for
commercial gas production.

unconventional natural gas plays can provide superior returns on investment due to their large resource potential, high production rates, long production life and low decline rates.



Frac tanks on site at Marcellus well in Pennsylvania

Shale is one of the most common types of sedimentary rock and is widely distributed across North America. Shale gas (natural gas) is contained in predominantly organic-rich, fine-grained rocks and silts with low permeability, dominated by shale. Shale reservoirs can span thousands of square kilometres reaching 200 metres or more in thickness. Shale gas has been produced for many years; however, production in commercial quantities requires fractures to improve permeability. Until recently, shale reservoirs were not economic to develop. Significant improvements in horizontal drilling and fracture ("frac") technology have helped unlock the potential of these large resource plays.

Horizontal drilling allows multiple wells to be drilled from the same surface location, minimizing the footprint of development. However, simply penetrating the formation is not sufficient to produce economic gas since these reservoirs typically have lower porosity and permeability. As such, frac stimulation is used to enhance the natural fractures of the rock, thus freeing more gas and improving recoveries. By combining multiple horizontal wells and numerous frac events, the developments benefit from higher production levels. Unlocking this potential and generating top tier returns requires a strong process-oriented execution model that focuses on "lean" processes, which eliminate waste, variability and inflexibility.

2008 highlights

- $1.8 billion in capital spending
- Acquired over 320,000 net acres of unconventional land in new areas
- Successful pilot wells in Marcellus and Montney Shales and Quebec

2009

- Plan to spend $1 billion on unconventional natural gas programs
- Development plans for Marcellus and Montney Shales

Beyond

- Acceleration of Marcellus and Montney programs
- Quebec pilot program and development
- 10 years worth of identified opportunities



montney
alberta and bc

bakken[*]
saskatchewan
montana and
north dakota

lorraine/utica
québec

marcellus
new york and
pennsylvania



drilling rig

completions rig

frac fluid

reservoir

fractures

*Announced sale March 2009.

an early talisman success story

With early success in the Company's pilot program, Talisman is preparing to move into development on its Pennsylvanian acreage in the Marcellus Shale, where it holds 140,000 net acres. Talisman plans to drill 36 gross horizontal wells, including 12 pilots in 2009, with up to five rigs drilling by the third quarter.

The pilot program consists of both vertical and horizontal wells to test the commercial and technical viability of the reservoir. During 2008, Talisman completed the largest frac job in its history with 120 frac tanks on site. Test results were encouraging (approximately 3 mmcf/d raw gas) and proved Talisman's project management skills. Talisman is committed to ensuring safe operations, water management and community involvement.

lean culture

Talisman's commitment to lean culture includes:

- continuous process improvement
- relentlessly improving performance and eliminating waste
- consistent business processes that enable high performance with the objective of being a low-cost producer

Talisman believes the key to unlocking the full potential of unconventional shale plays requires lean manufacturing. The Company is focused on building processes, tools and a corporate culture that can effectively scale up a successful pilot program into sustainable long-term development.

north sea

Talisman is the leading independent operator in both the UK and Norwegian sectors of the North Sea. Talisman was one of the first independents to enter the North Sea as an operator and has built a substantial business in the area, where ownership of infrastructure allows the Company to control timing and development.

39
fields operated by Talisman
in the north sea

$1.6 billion
capital spending in 2008



Piper Platform in the UK North Sea

looking at 2009 …

Exploration and development spending is expected to be $1.4 billion.[*]

Talisman's objective in the North Sea is to establish the UK as a long-term, high quality source of cash flow from a sustainable, flat production base. This will be achieved through ongoing development drilling, new projects and exploration in the Central Graben area of the UK North Sea. As part of this strategy, Talisman had planned to sell additional assets in the UK. This is still the strategic intent; however, the process has been delayed due to current market conditions.

Norway is an area of growth and potential exploration upside.

In line with Talisman's strategy to focus its portfolio, during 2008, the Company completed the sale of its Beatrice asset as well as the sale of its producing assets in Denmark. The sale of the Netherlands assets was completed in January 2009.

2008 in review

During 2008, Talisman spent $1.6 billion in the North Sea.

The Company drilled 14 successful oil and gas development wells in the UK and 10 successful oil and gas development wells in Norway. Talisman also drilled three successful exploration wells in the UK and one in Norway.

In the UK, developments at Affleck, Burghley, Auk North and Auk South progressed during the year. In Norway, development of the Rev Field and redevelopment of the Yme oilfield were both progressed. First production from the Rev Field was announced early in 2009.

In 2008, the Tweedsmuir Phase 2 topside modifications to the Piper platform were completed. The Tweedsmuir Phase 3 water injection development project will be completed in 2009.

In November 2008, Talisman completed the sale of the Beatrice oilfield licence interests. Early in 2009, Talisman entered into an agreement to sell a 10% interest in the Yme Field in Norway.

---

* Excludes non-cash capitalized lease costs of $270 million in Norway.

5

major development projects
yme, auk north, auk south, burghley, affleck

… 2009

In the UK, significant activities will include progressing the Auk North development, progressing the Burghley development and advancing engineering work on the Auk South redevelopment.

In Norway, completion of the Yme redevelopment project is expected late in 2009 or early next year. In addition, a third producing well at Rev will be brought onstream later in the year.

Talisman plans to participate in 20 development wells in the North Sea, seven in the UK and 13 in Norway. An additional five development wells were drilling over year-end 2008. The Company also plans to support the existing core areas with four operated exploration wells in the UK, two of which are followup wells to the Cayley discovery, and six exploration wells in Norway, three of which are operated.

southeast asia

Southeast Asia continues to be an area of opportunity and growth for Talisman. This is a region of long-life assets in a low cost environment. In the past five years, Talisman has doubled production in the area and is positioned to grow at 10% per annum over the next few years.

250
mmcf/d
new record for gas
production in indonesia

10%
per annum
growth expected in southeast
asia over the next few years



Load out of Bunga Orkid-A Platform, Malaysia/Vietnam

looking at 2009 …

Exploration and development spending in Southeast Asia is expected to be $730 million[*], with plans to participate in up to seven exploration and 56 development wells. This is consistent with the Company's strategy for growth in the region.

The Company's focus in Southeast Asia includes:

- **Improved oil recovery initiatives focused on mature properties in Malaysia and Indonesia;**
- **Ongoing development of discovered reserves and infill opportunities;**
- **Exploration activities in Vietnam and Indonesia that build on existing long-term foundations;**
- **Evaluation of potential for more gas-focused activity in the region, particularly in Vietnam, Papua New Guinea and Indonesia;**
- **Pursuit of further partnering opportunities with national oil companies; and**
- **Ongoing assessment of acquisitions, dispositions and new investment opportunities in the area.**

2008 in review

In Southeast Asia, exploration and development spending totaled $768 million, with 74 successful oil and gas wells, including five successful exploration wells.

In Malaysia/Vietnam, first natural gas from the Northern Fields in PM-3 CAA commenced production on schedule in July. The Bunga Orkid-A Central Processing Platform was successfully installed at year-end. In the Southern Fields, facilities upgrades were installed and fully commissioned, adding 17 mmcf/d of gross sales gas.

In Indonesia, Talisman set a record with natural gas production averaging 250 mmcf/d, with a full year of gas sales to West Java from the Corridor Block. The process to sanction Suban Phase 3 was initiated in 2008 and will continue in 2009. Talisman signed a memorandum of understanding with Pertamina to evaluate a number of opportunities for enhanced oil recovery projects utilizing the Company's core skills and capabilities. This work will continue in 2009.

In Vietnam, Talisman drilled successful wells in Hai Su Trang and Hai Su Den in 2007 and 2008, following which the government approved the reserves assessments for these discoveries within Block 15-2/01. These wells flowed at a combined rate of approximately 36,000 bbls/d and an Outline Development Plan and Declaration of Commerciality have been approved.

In late 2008, first oil was produced from the Song Doc field within Block 46/02 at approximately 20,000 bbls/d and the early production history has more than met expectations. Gross production is expected to reach approximately 24,000 bbls/d in the first half of 2009.

In Australia, the Corallina riser was replaced successfully in the third quarter, with maintenance work on the Corallina and Laminaria fields continuing into the first half of 2009.

… 2009

In Malaysia/Vietnam, development of the Northern Fields will progress with oil production anticipated late in the first quarter and first dry gas expected mid-year. Up to 16 oil and gas development wells are planned for Northern Fields in 2009. Incremental oil recovery programs for the Southern Fields will also commence in 2009 with several infill wells planned.

The Company will continue with the appraisal and development of Block 15-2/01 in Vietnam, where one appraisal and two exploration wells are planned and project sanction is expected in 2009 for the Hai Su Trang field and Hai Su Den early production scheme.

In Indonesia, the Company will continue to progress development of its gas reserves in the Corridor Block. The Tangguh Liquefied Natural Gas (LNG) project commissioning continued throughout 2008 and first production is expected in the first quarter of 2009.

---

*   Excludes non-cash capitalized lease costs of $120 million.

international exploration

As part of its new strategy, Talisman is shifting the emphasis of its international exploration program. The Company will continue to explore in core areas, but will expand its search for high-impact prospects, which will support the ongoing renewal of the Company. The current emphasis is in South America, the Kurdistan region of northern Iraq and offshore Indonesia and Vietnam, with potential opportunities in Alaska and the Barents Sea.

Talisman plans to spend $660 million on international exploration in 2009.

southeast asia

The Company will mature recent discoveries in Vietnam and continue to build its inventory of exploration acreage. The recent entry into Blocks 133 and 134 supports the continued growth strategy for Vietnam.

In Indonesia, the Company has established a strong position in the high potential, under-explored Makassar Strait. Seismic interpretation and prospect generation is ongoing, with a view to drilling in 2010.

In Australia, the Kitan-1 exploration and followup appraisal wells were successful and a Field Development Plan will be submitted later this year. Talisman plans to participate in one offshore exploration well, subject to rig availability, in the Joint Petroleum Development Area 06-105.

In Papua New Guinea, Talisman received approval for a five-year extension of a petroleum retention licence in the Gulf of Papua.

north sea

Exploration activity in the UK will be focused on supporting a sustainable, flat production base. The Company expanded its acreage position in the Central Graben area of the UK North Sea with awards in the 25th Licence Round.

In Norway, Talisman drilled one successful exploration well in the Southern North Sea. The Company is increasing its activities in comparatively under-explored basins such as the Barents Sea, which have the potential to enrich the Talisman's portfolio and offer growth in the medium to long-term.

The Company plans to spend $310 million on exploration, drilling up to 10 exploration wells in the North Sea in 2009.

150
mmboe
long-term annual resource addition target

$5/boe
or less planned finding costs



colombia

Colombia has large potential for heavy oil discoveries in the foreland and light oil in the foothills. The Company has interests ranging from 30 – 100% in 11 blocks, with total acreage in excess of five million net acres and, through a successful 2008 licence round program, Talisman is established as an in-country operator.

In 2009, the Company will complete drilling the Niscota exploration well, drill a well in the El Caucho area and continue the evaluation of the blocks awarded in the 2008 bid rounds.

peru

Talisman has built an extensive exploration acreage position in Peru, with 4.5 million net acres. The Company has interests ranging from 40 – 70% in four blocks. In 2009, Talisman will continue evaluating a previous oil discovery at Situche in Block 64.

kurdistan region of northern iraq

In 2008, Talisman entered into agreements with the Kurdistan Regional Government within northern Iraq for interests in Blocks K44 and K39. The Company holds a 40% non-operated interest in Block K44 and has a two-year seismic option agreement on Block K39. The Company will have the option to enter into a Production Sharing Contract as operator of the Block with a 60% working interest. The Sarqala-1 well on Block K44, the first of three commitment wells, was drilling over the year-end and a second well is planned for later in 2009. Talisman acquired seismic data across Block K39 to define drilling prospects.

alaska

Talisman holds interests ranging from 50 – 100% in land across the National Petroleum Reserve and Alaska Foothills. At year-end, the Company's landholdings in Alaska totaled in excess of one million net acres.



other operating areas

Talisman has a 35% non-operated interest in the Greater MLN project in Block 405a, a 2% interest in the Ourhoud Field and a 9% interest in the EMK Field in Algeria, as well as a 5% non-operated interest in Tunisia. Liquids production in 2008 averaged 16,000 bbls/d, an increase of 12% from 2007.

Early in 2009, the development of the EMK Field in the southern portion of Block 405a was sanctioned and first oil is expected in 2012.

Exploration and development spending in 2008 totaled $29 million and is expected to increase to $66 million, which includes drilling two exploration wells in Tunisia, 14 development wells and EMK facilities work.



on the ground,
in peru …

Dr. San Román at Talisman Sargento Puno base

When Dr. Ervin M. San Román M.D. was a young boy in Lima, he was inspired to pursue a career in medicine by his family doctor, who was a frequent visitor to the busy San Román household. Dr. San Román remembers how every one felt better after the doctor left, their worries would disappear and they felt calm. It was then he knew that he wanted to be just like him.

In the 50 years that followed, Dr. San Román has blazed his own path as a medical doctor in some of the most remote areas of Peru. Working in the Amazon jungle since 1974, he has seen first-hand the evolution of the oil industry.

"When I arrived to my first muddy job in the jungle with my shoes shining and my pants well ironed, I realized I was in the wild, wild, west," recalls San Román. "Alcohol, women, tobacco and drugs made the camps an eternal party. Fights, robberies and disappearances after pay-day were common occurrences. Incidents and accidents happened all the time. People worked in sneakers, T-shirts and shorts. No gloves, helmets or eyeglasses were used. Health and safety was a foreign concept that was not introduced until the 1990s."

Now in the Talisman Sargento Puno base camp, San Román works in a clean, neatly organized office with two hospital beds,

medicine, equipment and enough first aid supplies to deal with any emergency or acute sickness. He provides health and medical services to Talisman employees and contractors as well as residents of communities in the area. For many of his indigenous patients, it is their first visit to a medical doctor. The closest medical centre in the town of San Lorenzo is 12 hours away by river, the only means of transportation. Over 1,500 medical consultations were provided to community members in 2008.

Dr. San Román also plays a critical role in implementing Talisman's occupational health and safety program for the workers and contractors employed by the Company. Health and safety education meetings, protective equipment checks, water testing, food storage and preparation and facility inspections are all conducted under his supervision. "Clearly, Talisman has a culture of safety; it is a big difference from when I first started working. Early in

For many of his indigenous patients,
it is their first visit to a medical doctor.
The closest medical centre is 12 hours
away by river.



Romel Flores



my career, I would treat as many as 300 – 400 workers hurt as a result of accidents in a given year. I can count on one hand the number of workers who had minor accidents on the job last year; the approach has completely changed."

One of the critical components of Talisman's health program is completion of pre-employment screening to ensure workers from outside the area have the necessary vaccines to protect themselves from contagious diseases found in the rain forest. It is also to protect the native population from diseases more common in North America.

Early last year, Dr. San Román conducted a routine pre-employment exam on a 22-year-old Achuar man from the community of Triunfo named Romel Flores. Romel was hired by Talisman as an Indigenous Workers Coordinator and reported to the medical office for his exam. "When I examined him, he presented symptoms of a heart problem, high blood pressure and unusual sounds in his heart. I suspected he had a heart defect and recommended he be sent to Lima for further testing."

Romel was taken to Lima, using funds made available through the indigenous federation, FASAM, which represents seven communities located in the area of Talisman's exploration program in Block 64. FASAM negotiated a land access compensation agreement and receives payments from Talisman for the use of its

titled and traditional lands. The funds are used to provide services and infrastructure in FASAM communities and to support members like Romel.

Romel was diagnosed with coarctation of the aorta, which required surgery to repair. The surgery was successful and Romel is now back in his community and working on the project. Dr. San Román is certain Romel would not have been able to work without the treatment he received. "Definitely, we have saved many lives; it is not possible to know how many."

Helping people like Romel is just one of the reasons that Dr. San Román enjoys his job. He takes great pride in being able to introduce health and safety concepts to workers, and believes "an educated population will take better care of their health. I feel like I have made a difference and played a role in the changes that have taken place in the industry over the last 35 years".

Yes, Dr. San Román has seen a lot. He even remembers when doctors made house calls.

our people

In 2008, following a strategic review of its approach to human resources, Talisman began development of a new global workforce strategy to develop a strong talent management system and leadership development program. Talisman expects these objectives to increase career development opportunities and build organizational and recruitment capabilities.

In support of the increased focus on Talisman's people, the Company created a new leadership model, reflecting the beliefs and behaviours important to Company leaders.

our values

Talisman was built on a foundation of strong values, which are key to building relationships with each other and the communities in which the Company operates. Living these values will ensure Talisman's continued success. These values were reintroduced in 2009, with the addition of safety as a core value.

Safety. Our goal is to create working conditions where we cause no harm to people.

Passion. We inspire others by the passion we demonstrate for our work.

Results. We have a bias for results and take initiative to get things done efficiently, creating value for our shareholders.

Respect. We take time to consider and appreciate other people's points of view, and treat the environment with respect.

Excellence. We strive for excellence in what we do and how we do it.

Teamwork. By working effectively together, we can deliver results far beyond our individual capabilities.

Honest communication. We show courage to speak honestly and support others to do the same.





3,000
employees worldwide

health, safety, environment and operational integrity

Talisman's ability to conduct its activities in a safe and environmentally responsible manner is core to the Company's values and strategy. As part of Talisman's commitment at the highest level, last year the Board of Directors constituted a Health, Safety, Environment and Corporate Responsibility Committee, responsible for oversight of the Company's HSE initiatives, policies and systems.

Talisman's Global HSE Policy, relaunched in early 2009, states four main objectives: to provide a safe and healthy working environment, minimize its environmental impacts, communicate openly with those affected by Talisman's activities and explicitly state that safety is paramount to operational performance. Talisman has put into place Key Performance Indicator Reporting and Incident Reporting, Investigation and Analysis to track its performance.

In 2008, Talisman completed a strategic review of HSE and a global process safety management review. The review identified a need to create a stronger corporate centre with a shared vision, ensuring consistency across all of the Company's regions. The Global Health, Safety, Environment and Operational Integrity (HSE/OI) group was created with explicit ties to Talisman HSE organizations in the regions where we operate.

Talisman believes that the best environmental policy is one that puts prevention first. Talisman endeavours to understand local environmental sensitivities and plan activities to minimize environmental impacts wherever it operates. Please refer to Talisman's Corporate Responsibility Report for a detailed overview of HSE/OI activity in 2008.



At Talisman, our goal is to create a working environment such that we cause no harm to people and where we minimize our impact on the environment.

corporate responsibility

At Talisman, corporate responsibility initiatives are integrated into day-to-day operations and decision-making processes. The Company recognizes corporate responsibility is a tool to help manage risks, including maintaining its social licence to operate, employee recruitment and retention and the need to access capital. Talisman is committed to respecting the environment, the communities where it operates and its employees.

Responsibility for Talisman's social, health, safety and environmental performance rests with its Board of Directors. Comprehensive corporate responsibility reviews and updates are provided to the Board on a regular basis.

$7.5 million
community
contributions globally



Community consultation in Peru

community investment

Strong and transparent relationships with communities, based on trust and respect, allow Talisman to effectively and efficiently carry out operations to the mutual benefit of the Company and its neighbours.

Talisman believes that community investments play an important role in improving community relations and generating goodwill with host governments.

Talisman invested approximately $7.5 million in community development initiatives worldwide in 2008. The Company focused on education and empowerment, health and wellness, environment, community programs and arts and culture.

policy on business conduct and ethics

Governance of corporate responsibility at Talisman is guided by its Policy on Business Conduct and Ethics ("Policy") and the Company's commitment to a number of international standards. These include the Universal Declaration of Human Rights and the Global Compact, as well as initiatives such as the Extractive Industries Transparency Initiative (EITI) and the Voluntary Principles on Security and Human Rights.

The Policy is a statement of principles to which Talisman is committed, designed to ensure ethical business conduct. The Company has a mandatory online Ethics Awareness training program, which all Talisman employees, the majority of its contractors and its directors are required to complete.

security and human rights

The objective of Talisman's Security Policy is to assist in creating a safe work environment for its employees and to promote respect for human rights. Talisman joined the Voluntary Principles on Security and Human Rights Plenary Group in 2008 and is currently the only Canadian company participating.

transparency

Transparency in dealing with host governments is critical in maintaining and enhancing the Company's corporate reputation. The EITI is a global coalition that supports improved governance through the publication and verification of company payments and government revenues from oil, gas and mining activities.

risk assessment

Talisman reviews numerous investment opportunities every year. Prior to an investment decision in a new country, Talisman performs risk assessments of the technical, economic, commercial, legal, political, regulatory, environmental, security and human rights situations related to the opportunity. Following investment, Talisman assesses and manages above-ground risks on an ongoing basis through stakeholder engagement and evaluation of operating performance against the Company's policies and standards.



talisman's 2008 corporate responsibility report

Talisman produces a separate Corporate Responsibility Report, independently verified by a third party. The report details the Company initiatives and impacts to assist stakeholders to better understand and evaluate the Company's corporate responsibility performance. Talisman's 2008 Corporate Responsibility Report, entitled "Integrate. Connect. Respect.", is available on the Company's website at www.talisman-energy.com, or in print upon request.

The full details of Talisman's policies can be found at www.talisman-energy.com/responsibility.

governance

Talisman's commitment to corporate governance and corporate responsibility contributes to the creation of long-term value for the Company's stakeholders.

responsibilities

The principal role of Talisman's Board of Directors is stewardship of the Company and its fundamental objective is the creation of shareholder value, including the protection and enhancement of the value of the Company's assets. The Board oversees the conduct of the business and management, which, in turn, is responsible for developing long-term strategy and conducting the Company's day-to-day business. In addition, the Board ensures systems are in place to manage the risks and, through the Chief Executive Officer, sets the outlook and direction of the Company toward environmental, health and safety policies, regulatory compliance and financial practices and reporting.

independence

At year-end 2008, Talisman had 11 directors, all of whom, with the exception of the President and Chief Executive Officer, are independent. The majority of Talisman's Board committees are also composed entirely of independent directors.

effectiveness

Talisman ensures the continuing effectiveness of its Chairman, committees and individual directors through annual assessments. In addition, ongoing succession and recruitment processes are in place to ensure the continuing effectiveness of the Board and its committees. The Governance and Nominating Committee has established a comprehensive director selection process, which is integrated with the annual assessment process.

stock exchange and regulatory compliance

Talisman's corporate governance practices satisfy all the existing guidelines for effective corporate governance established by the Canadian Securities Administrators, all of the NYSE corporate governance listing standards applicable to non-US companies and substantially all of the NYSE corporate governance listing standards applicable to US companies.

Talisman has disclosed the significant differences between its corporate governance practices and the requirements applicable to US companies listed on the NYSE on the Company's website at www.talisman-energy.com.

additional information

All financial data should be read in conjunction with the audited Consolidated Financial Statements of the Company contained in the 2008 Annual Financial Report.

financial summary

Years ended December 31 (millions of C$)	2008	2007 [1]	2006 [1]	2005	2004
Balance sheets					
Total assets	**24,275**	21,420	21,481	18,354	12,408
Income statements					
Total revenue	**9,806**	7,552	7,230	7,028	4,840
Total expenses	**4,678**	5,632	4,461	4,593	3,909
Income from continuing operations before taxes	**5,128**	1,920	2,769	2,435	931
Taxes					
Current income tax	**1,497**	700	671	960	427
Future income tax (recovery)	**119**	(58)	519	71	(143)
Petroleum revenue tax (PRT)	**176**	258	283	184	128
Net income from continuing operations	**3,336**	1,020	1,296	1,220	519
Net income from discontinued operations	**183**	1,058	709	341	135
Net income	**3,519**	2,078	2,005	1,561	654

1   Restated for operations classified as discontinued in 2008.

net income in accordance with US GAAP

Years ended December 31 (millions of C$ unless otherwise stated)	2008	2007	2006
Net income – US GAAP	**3,510**	1,968	1,920
Net income per common share (C$)			
Basic	**3.45**	1.91	1.76
Diluted	**3.40**	1.86	1.71

ratios and key indicators

Years ended December 31 (millions of C$ except where indicated)	2008	2007	2006	2005	2004
Net income	3,519	2,078	2,005	1,561	654
Cash flow [1]	6,163	4,327	4,748	4,672	2,916
Exploration and development spending	5,106	4,449	4,578	3,179	2,538
Acquisitions	452	317	204	3,170	330
Dispositions	442	1,477	872	22	88
Debt/debt+equity (%)	26	38	38	43	34
Debt/cash flow (times)	0.7	1.1	1.0	0.9	0.8
Per common share (C$)					
Net income	3.46	2.01	1.84	1.41	0.57
Cash flow [1]	6.06	4.19	4.35	4.23	2.54
Average royalty rate (%) [2]	18	18	17	17	16
Unit operating costs ($/boe)	13.57	12.14	9.98	8.41	7.26
Unit DD&A ($/boe) [2]	16.41	14.71	12.22	10.88	10.29

1 Non-GAAP measure. See advisories on page 46.
2 2007 and 2006 restated for operations classified as discontinued in 2008.

netbacks

Detailed information on the Company's netbacks can be found in Talisman's 2008 Annual Financial Report.

(C$/boe)	2008	2007	2006	2005	2004
Sales price	76.03	59.57	57.45	56.67	42.75
Hedging gain (loss)	(0.17)	0.63	0.37	(0.46)	(3.02)
Royalty	13.62	10.19	9.58	9.41	7.04
Transportation	1.34	1.37	1.28	1.21	1.20
Operating expenses	13.57	12.14	9.98	8.41	7.26
Netback	47.33	36.50	36.98	37.18	24.23

operations summary

Years ended December 31	2008	2007	2006	2005	2004
Daily average production [1]					
Oil (bbls/d)					
North America	**30,109**	31,723	36,280	39,494	41,775
UK	**92,267**	99,756	99,500	104,982	114,019
Scandinavia	**31,110**	29,459	31,346	24,947	5,483
Southeast Asia	**32,178**	41,136	49,872	33,842	34,050
Other	**20,917**	20,653	21,559	25,488	13,537
Natural gas liquids (bbls/d)					
North America	**10,317**	11,576	13,566	14,117	12,618
UK	**1,474**	2,237	3,242	2,038	1,980
Scandinavia	**1,748**	1,143	1,128	749	379
Southeast Asia	**3,574**	3,031	1,710	1,634	1,594
Synthetic oil (Canada) (bbls/d)	**–**	–	3,431	2,693	2,999
Total oil and liquids	**223,694**	240,714	261,634	249,984	228,434
Natural gas (mmcf/d)					
North America	**856**	876	910	915	885
UK	**38**	88	126	111	111
Scandinavia	**19**	14	14	9	3
Southeast Asia	**334**	287	292	284	260
Total natural gas	**1,247**	1,265	1,342	1,319	1,259
Total (mboe/d)	**432**	452	485	470	438
Production (boe/share)	**0.16**	0.16	0.162	0.155	0.139
Proved reserves (boe/share)	**1.41**	1.61	1.57	1.49	1.32
WTI (average US$/bbl)	**99.65**	72.31	66.25	56.70	41.40
NYMEX gas (average US$/mmbtu)	**8.95**	6.92	7.26	8.55	6.09
US$/C$ exchange rate (year-end)	**0.8166**	1.0120	0.8581	0.8577	0.8308

1   Production includes production for continuing and discontinued operations.

net production (after royalties)[1]

	2008	2007	2006	2005	2004
Oil and liquids (bbls/d)					
North America	**32,486**	34,298	39,382	42,613	43,303
UK[2]	**93,391**	100,964	101,682	105,582	114,906
Scandinavia[3]	**32,789**	30,474	32,327	25,676	5,862
Southeast Asia[4]	**16,988**	23,774	29,211	21,406	20,884
Other[5]	**11,447**	13,832	14,816	17,994	8,338
Total oil and liquids	**187,101**	203,342	217,418	213,271	193,293
Natural gas (mmcf/d)					
North America	**712**	721	744	733	715
UK[2]	**38**	83	119	103	102
Scandinavia[3]	**19**	14	14	9	3
Southeast Asia[4]	**223**	199	214	198	194
Total natural gas	**992**	1,017	1,091	1,043	1,014
Total conventional (mboe/d)	**352**	373	399	387	362
Synthetic oil (Canada) (mbbls/d)[6]	**–**	–	3.0	2.6	2.9
Total (mboe/d)	**352**	373	402	390	365

1   Production includes both production from sales completed in the year, until the date of closing, and production from asset sales expected to close subsequent to 2008.
2   UK includes the UK and the Netherlands.
3   Scandinavia includes Denmark from 2005 until the sale of assets in 2008.
4   Southeast Asia includes Indonesia, Malaysia/Vietnam and, from 2005, Australia.
5   Other includes North Africa, including production from Algeria, Tunisia from 2005 and Trinidad and Tobago from 2005.
6   Talisman sold its indirect interest in Syncrude on January 2, 2007.

gross proved reserves

(mmboe)	SEC Year-End Pricing	2008 Pricing
December 31, 2007	1,660	1,660
Discoveries, extensions and additions	103	103
Net acquisitions and dispositions	(27)	(27)
Price revisions	(159)	19
Other revisions	15	15
Production	(158)	(158)
Total proved, December 31, 2008	1,434	1,612

In 2008, the Company added 118 mmboe of gross proved reserves through drilling and positive revisions (non-price), replacing 75% of 2008 production. Under existing regulations, the Company wrote down gross proved reserves, almost all in the UK North Sea, due to low year-end prices. Using average annual prices, which the SEC has adopted going forward, Talisman would have booked a 19 mmboe positive revision instead of writing off 159 mmboe gross proved reserves.

market information

Common Shares		2008		2007		2006	
		TSX (C$)	NYSE (US$)	TSX (C$)	NYSE (US$)	TSX (C$)	NYSE (US$)
Share price ($)	High	24.92	25.71	22.67	22.08	24.84	21.62
	Low	8.28	6.42	16.90	15.04	16.12	14.21
	Close	12.18	9.99	18.39	18.52	19.80	16.99
Shares traded (millions)	First quarter	292.1	330.2	348.6	217.8	304.9	247.4
	Second quarter	349.4	370.3	260.9	168.0	291.4	211.9
	Third quarter	327.0	421.2	273.0	204.3	300.7	146.9
	Fourth quarter	395.5	433.1	194.5	181.7	290.6	174.1
	Year	1,364.0	1,554.8	1,077.0	771.8	1,187.6	780.3
Year-end shares outstanding (millions)		1,019 [1]		1,019		1,064	
Weighted average shares outstanding (millions)		1,017		1,032		1,092	
Year-end stock options outstanding (millions)		64.9		63.6		63.9	

1   Includes shares held in trust relating to the Company's Performance Share Unit plan.

share price growth

(percentage change from January 1, 1999)



- Talisman Common Shares (TSX)
- Dow Jones Industrial Average (US$)
- S&P/TSX Composite Index

corporate information

board of directors (as of March 1, 2009)

(a) **Douglas D. Baldwin** [2,3,4,6]
Chairman, Talisman Energy Inc.
Alberta, Canada
Doug Baldwin was the President and Chief Executive Officer of TransCanada PipeLines Limited from 1999 to 2001, Senior Vice-President and a director of Imperial Oil Limited from 1992 to 1998 and President and Chief Executive Officer of Esso Resources Canada Limited from 1988 to 1992.

(b) **William R. P. Dalton** [1,3]
Arizona, United States
William Dalton was Chief Executive of HSBC Bank plc from 1998 to 2004, Executive Director of HSBC Holdings plc from 1998 to 2004, Global Head of Personal Financial Services for HSBC Group from 2002 to 2004 and held various positions in the Canadian operations of HSBC prior to 1998.

(c) **Kevin S. Dunne** [5,6]
Tortola, British Virgin Islands
Kevin Dunne held various international senior and executive management positions with BP plc, including General Manager of Abu Dhabi Company for Onshore Oil Operations (ADCO), a BP joint venture, from 1994 to 2001, Corporate Associate President of BP Indonesia from 1991 to 1994 and Corporate Head of Strategy for the BP Group based in London from 1990 to 1991.

(d) **John A. Manzoni** [2,5]
Alberta, Canada
John Manzoni was appointed President and Chief Executive Officer of Talisman Energy Inc. on September 1, 2007. During the past 24 years, Mr. Manzoni held several senior strategic and operational leadership positions with BP plc and its global group of companies. From 2002 to 2007, he served as Chief Executive, Refining and Marketing (BP Group) and was on the board of directors of BP plc.

(e) **Lawrence G. Tapp** [4]
British Columbia, Canada
Lawrence Tapp is the Chairman of Softchoice Corporation and Mainstreet Equity Corporation. Mr. Tapp was the Dean of the Richard Ivey School of Business of the University of Western Ontario from 1995 to 2003, Executive in Residence of the Faculty of Management and Adjunct Professor of the University of Toronto from 1992 to 1995 and Vice Chairman, President and Chief Executive Officer of Lawson Mardon Group Limited from 1985 to 1992.

a   b   c   d   e



f Stella M. Thompson [2,4,5]
   Alberta, Canada

Stella Thompson was co-founder and principal of Governance West Inc. from 1996 to 2008 and was President of Stellar Energy Ltd. from 1991 to 1996. Ms. Thompson was Vice-President, Planning, Business Information & Systems of Petro-Canada Products prior to June 1991.

g John D. Watson [1,3]
   Alberta, Canada

John Watson was the Executive Vice-President and Chief Financial Officer of EnCana Corporation from April 2002 to February 2006. He was the Chief Financial Officer of Alberta Energy Company Ltd. from June 1987 to March 2002.

h Robert G. Welty [1,3]
   Alberta, Canada

Robert Welty served as the Chairman and a director of Sterling Resources Ltd. ("Sterling") from 1997 to 2007 and as Chief Executive Officer of Sterling from 1998 to 2005. Mr. Welty was the President of Escondido Resources (International) Ltd. from 1996 to 1997, President and Chief Executive Officer of Canadian Fracmaster Ltd. from 1994 to 1995, President and Chief Executive Officer of Bow Valley Energy Inc. from 1992 to 1994 and President and Chief Executive Officer of Asamera Inc. from 1976 to 1988.

i Charles R. Williamson [2,3,4]
   California, United States

Charles Williamson was the Executive Vice-President of Chevron Corporation from August to December 2005, Chairman and Chief Executive Officer of Unocal Corporation ("Unocal") from 2001 to 2005 and held various executive positions within Unocal, including Executive Vice-President, International Energy Operations and Group Vice-President, Asia Operations prior to 2001.

j Charles W. Wilson [1,5,6]
   Colorado, United States

Charles Wilson was the President and Chief Executive Officer of Shell Canada from 1993 to 1999, Executive Vice-President US Downstream Oil and Chemical of Shell Oil Company ("Shell") from 1988 to 1993, Vice-President US Refining and Marketing of Shell and held various positions in the domestic and international natural resource operations of Shell prior to 1988.

1 Member of Audit Committee
2 Member of Executive Committee
3 Member of Governance and Nominating Committee
4 Member of Management Succession
   and Compensation Committee
5 Member of Health, Safety, Environment
   and Corporate Responsibility Committee
6 Member of Reserves Committee

f   g   h   i   j



corporate information

executives

(a) **John A. Manzoni**
President and Chief Executive Officer

(b) **A. Paul Blakeley**
Executive Vice-President
International Operations (East)

(c) **Ronald J. Eckhardt**
Executive Vice-President
North American Operations

(d) **T. Nigel D. Hares**[1]
Executive Vice-President
International Operations (West)

(e) **Robert M. Redgate**
Executive Vice-President
Corporate Services

(f) **Robert R. Rooney**
Executive Vice-President
Legal and General Counsel

(g) **John 't Hart**[1]
Executive Vice-President, Exploration

(h) **L. Scott Thomson**
Executive Vice-President
Finance and Chief Financial Officer

1   Will be retiring in 2009.
Effective March 2, 2009, Paul Smith was appointed
Executive Vice-President, International Operations
(West) and Richard Herbert was appointed Executive
Vice-President, Exploration.

executive offices

Talisman Energy Inc.
2000, 888 – 3rd Street SW
Calgary, Alberta, Canada T2P 5C5
Telephone: (403) 237-1234
Facsimile: (403) 237-1902
Website: www.talisman-energy.com
Email: tlm@talisman-energy.com

investor relations and corporate communications contacts

L. Scott Thomson
Executive Vice-President
Finance and Chief Financial Officer
(403) 231-2786

David W. Mann
Vice-President
Corporate and Investor Communications
(403) 237-1196

Christopher LeGallais
Vice-President
Investor Relations
(403) 237-1957

annual and special meeting

The annual and special meeting of
shareholders of Talisman Energy Inc.
will be held at 10:30 am on Wednesday,
April 29, 2009 in the Exhibition Hall, North
Building of the TELUS Convention Centre,
136 – 8th Avenue SE, Calgary, Alberta.
Shareholders are encouraged to attend the
meeting, but those who are unable to do so
are requested to participate by voting,
using one of the three available methods:
(i) by telephone, (ii) by Internet, or (iii) by
signing and returning the Form of Proxy or
Voting Instruction Form mailed with the
Management Proxy Circular.

a

b

c

d






investor information

common shares

transfer agent

Computershare Investor Services Inc.
Calgary, Toronto, Montreal, Vancouver

US co-transfer agent

Computershare Trust Company N.A.

authorized

Unlimited number of common shares

issued

1,018,770,249 [1] common shares
at December 31, 2008

1   Includes shares held in trust relating to the Company's
    Performance Share Unit plan.

stock exchange listings

common shares

Symbol: TLM
Canada: Toronto Stock Exchange
United States: New York Stock Exchange

ratings

Talisman is currently rated as
DBRS – BBB (high)
Moody's – Baa2 (negative outlook)
S&P – BBB

dividends

In 2008, the Company paid dividends
on Talisman's common shares totaling
$0.20 per share. The dividends were
paid on June 30 and December 31, 2008.
Talisman's dividend policy is subject
to review semi-annually by the Board
of Directors.

Over the past three-year period, Talisman
paid semi-annual dividends on its common
shares, totaling $0.15/share in 2006,
$0.175/share in 2007 and $0.20/share
in 2008.

e   f   g   h



advisories

Talisman Energy Inc.'s subsidiaries conduct business in various parts of the world. Unless the context indicates otherwise, reference in this Annual Report Summary to "Talisman" or the "Company" is intended to include, for reporting purposes only, the direct or indirect subsidiaries of Talisman Energy Inc. and partnership interests held by Talisman Energy Inc. and its subsidiaries. Such use of "Talisman" or the "Company" to refer to these other legal entities and partnership interests does not constitute a waiver by Talisman Energy Inc., such entity or partner of their separate legal status, for any purpose.

Dollar amounts are presented in C$ unless otherwise indicated.

References to production, reserves, acreage and drilling are gross (before royalty) numbers, unless otherwise indicated.

forward-looking information

This Annual Report Summary contains information that constitutes "forward-looking information" or "forward-looking statements" (collectively "forward-looking information") within the meaning of applicable securities legislation. Forward-looking information is included throughout this Annual Report Summary, including, among other places, under the headings "Looking to 2009", "President's Message", "North America", "Southeast Asia", "North Sea", Other Operating Areas", "International Exploration" and "Our People". This forward-looking information includes, but is not limited to, statements regarding:

- planned 2009 capital program and sources of funding;

- planned unconventional drilling, development and pilot programs;

- planned development of Northern Fields in PM-3 CAA, expected first oil and dry gas from the Northern Fields and sanctioning of early production in Vietnam;

- planned development of Yme, Burghley and Auk North and redevelopment of Auk South;

- planned international exploration drilling and appraisal;

- planned focus on safety, leadership, equipment integrity and risk management;

- expected production growth in Southeast Asia;

- planned drilling, appraisal and development in Vietnam and Indonesia and expected first production from Tangguh;

- possible reduction in UK presence;

- planned drilling and new projects in the UK North Sea and Norway;

- expected completion of a water injection development project at Tweedsmuir;

- expected timing of new well to be brought onstream at Rev;

- expected first oil from EMK, planned exploration wells in Tunisia, development drilling and facilities work;

- planned exploration and drilling activities in Southeast Asia, including exploration in Australia;

- planned drilling in Colombia;

- planned drilling and evaluation in Peru;

- expected completion of wells and seismic acquisition in Kurdistan; and

- other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

Each of the forward-looking information listed above are based on Talisman's 2009 capital program as announced on January 13, 2009. The material assumptions supporting the 2009 capital program are: (1) 2009 annual production of approximately 430,000 boe/d; (2) a US$40/bbl WTI oil price for 2009 and (3) a US$5/mmbtu NYMEX natural gas price for 2009. 2009 production estimates are subject to the timing of development activities and include the anticipated completion of planned dispositions. The completion of any contemplated disposition is contingent on various factors, including market conditions, the ability of the Company to negotiate acceptable terms of sale and receipt of any required approvals for such dispositions.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and, in some instances, to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this Annual Report Summary. The material risk factors include, but are not limited to:

- the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market demand and unpredictable facilities outages;

- the impact of the economy and credit crisis on the ability of the counterparties to the Company's commodity price derivative contracts to meet their obligations under the contracts;

- risks and uncertainties involving geology of oil and gas deposits;

- the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk;

- the uncertainty of estimates and projections relating to production, costs and expenses;

- potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

- fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

- the outcome and effects of any future acquisitions and dispositions;

- health, safety and environmental risks;

- uncertainties as to the availability and cost of financing and changes in capital markets;

- risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);

- changes in general economic and business conditions;

- uncertainties as to the availability and cost of financing and changes in capital markets;

- the effect of acts of, or actions against, international terrorism; and

- the possibility that government policies or laws may change or government approvals may be delayed or withheld.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Company's operations or financial results or strategy are included under the heading "Risk Factors" in the Company's Annual

Information Form (AIF) and elsewhere in the AIF; In addition, information is available in the Company's other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC).

Forward-looking information is based on the estimates and opinions of the Company's management at the time the information is presented. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.

reserves data and other oil and gas information

Talisman's disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to Talisman by Canadian securities regulatory authorities, which permits Talisman to provide disclosure in accordance with US disclosure requirements. The information provided by Talisman may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 (NI 51-101). Talisman's proved reserves have been calculated using the standards contained in Regulation S-X of the SEC. US practice is to disclose net proved reserves after deduction of estimated royalty burdens. Talisman makes additional voluntary disclosure of gross proved reserves. Further information on the differences between the US requirements and the NI 51-101 requirements is set forth under the heading "'Note Regarding Reserves Data and other Oil and Gas Information" in Talisman's AIF.

The SEC normally permits oil and gas companies to disclose in their filings with the SEC only proved reserves that have been demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions.

The exemption granted to Talisman also permits it to disclose internally evaluated reserves data. Any reserves data in this Annual Report Summary reflects Talisman's estimates of its reserves. While Talisman annually obtains an independent audit of a portion of its reserves, no independent qualified reserves evaluator or auditor was involved in the preparation of the reserves data disclosed in this Annual Report Summary.

Throughout this Annual Report Summary, the calculation of barrels of oil equivalent (boe) is at a conversion rate of six thousand cubic feet (mcf) of natural gas for one bbl of oil and the calculation is mcfe is at a conversion rate of one barrel of oil (bbl) for six mcf of natural gas. Boes and mcfes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl and a mcfe conversion ratio of 1 bbl:6 mcf are based on an energy equivalence conversion method primarily applicable at the burner tip and do not represent a value equivalence at the wellhead.

Talisman makes reference to production volumes throughout this Annual Report Summary. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts.

The reserves replacement ratios (before net acquisitions and dispositions) were calculated by dividing the sum of changes (revisions of estimates and discoveries) to estimated gross proved oil and gas reserves during 2008 by the Company's 2008 gross production. The Company's management uses reserves replacement ratios, as described above, as an indicator of the Company's ability to replenish annual production volumes and grow its reserves. It should be noted that a reserves replacement ratio is a statistical indicator that has limitations. As an annual measure, the ratio is limited because it typically varies widely based on the extent and timing of new discoveries, project sanctioning and property acquisitions. Its predictive and comparative value is also limited for the same reasons. In addition, since the ratio does not include the cost, value or timing of future production of new reserves, it cannot be used as a measure of value creation.

non-GAAP financial measures

Included in this Annual Report Summary are references to financial measures commonly used in the oil and gas industry, such as cash flow, cash flow per share, earnings from continuing operations, earnings from continuing operations per share and net debt. These terms are not defined by GAAP in either Canada or the US. Consequently, these are referred to as non-GAAP measures. Talisman's reported cash flow, cash flow per share, earnings from continuing operations, earnings from continuing operations per share and net debt may not be comparable to similarly titled measures by other companies.

Cash flow, as commonly used in the oil and gas industry, represents net income before exploration costs, DD&A, future taxes and other non-cash expenses. Cash flow is used by the Company to assess operating results between years and between peer companies that use different accounting policies. Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net income as determined in accordance with Canadian GAAP as an indicator of the Company's performance or liquidity. Cash flow per share is cash flow divided by the average number of common shares outstanding during the period. A reconciliation of cash provided by operating activities to cash flow follows.

Years ended December 31 (C$ millions except per share amounts)	2008	2007	2006
Cash provided by operating activities	6,154	4,070	4,374
Changes in operating non-cash working capital	9	257	374
Cash flow	6,163	4,327	4,748
Per share	6.06	4.19	4.35

Earnings from continuing operations is calculated by adjusting the Company's net income per the financial statements, for certain items of a non-operational nature, on an after-tax basis. Earnings from continuing operations per share is earnings from continuing operations divided by the average number of common shares outstanding during the period. The Company uses this information to evaluate performance of core operational activities on a comparable basis between periods. A reconciliation of net income to earnings from operations follows.

Years ended December 31 (C$ millions except per share amounts)	2008	2007	2006
Net Income	3,519	2,078	2,005
Operating income from discontinued operations	114	174	353
(Loss)/gain on disposition of discontinued operations	69	884	356
Net income from discontinued operations [1]	183	1,058	709
Net income from continuing operations [1]	3,336	1,020	1,296
Unrealized loss (gain) on financial instruments [2] (tax adjusted)	(877)	49	–
Additional DD&A expense [3] (tax adjusted)	225	–	–
Tax rate reductions and other [4]	–	(207)	126
Stock-based compensation [5] (tax adjusted)	(56)	(10)	32
Future tax charge (recovery) of unrealized foreign exchange gains (losses) on foreign denominated debt [4]	(84)	100	(27)
Earnings from continuing operations [6]	2,544	952	1,427
Per share	2.50	0.92	1.31

1 Comparatives restated for operations classified as discontinued in 2008.
2 Unrealized loss/(gain) on financial instruments relates to the change in the period of the mark-to-market value of the Company's outstanding held-for-trading financial instruments.
3 Additional DD&A expense relates to properties in the UK and Norway that had no proved reserves at year-end prices. The net book value of these properties was charged to DD&A expense in the fourth quarter.
4 Tax adjustments reflect a Canadian tax rate decrease in the second quarter of 2007, as well as future taxes relating to unrealized foreign exchange gains and losses associated with the impact of fluctuations in the Canadian dollar on foreign denominated debt.
5 Stock-based compensation expense relates to the mark-to-market value of the Company's outstanding stock options and cash units at December 31. The Company's stock-based compensation expense is based on the difference between the Company's share price and its stock options or cash units exercise price.
6 This is a non-GAAP measure. Refer to the section in this Annual Report Summary entitled non-GAAP Financial Measures for further explanation and details.

Net debt is calculated by adjusting the Company's long-term debt per the financial statements for bank indebtedness, cash and cash equivalents. The Company uses this information to assess its true debt position and eliminate the impact of timing differences.

Years ended December 31 (C$ millions)	2008	2007
Long-term debt	3,961	4,862
Bank indebtedness	81	15
Cash and cash equivalents	(93)	(536)
Net debt	3,949	4,341

abbreviations and definitions

bbl	barrel
bbls/d	barrels per day
bcfe/d	billion cubic feet of gas equivalent per day
boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
C$	Canadian dollar
DBRS	DBRS Limited
LNG	Liquefied Natural Gas
mbbls/d	thousand barrels per day
mboe/d	thousand barrels of oil equivalent per day
mcf	thousand cubic feet
mcfe/d	thousands of cubic feet of gas equivalent per day
mmboe	million barrels of oil equivalent
mmbtu	million British thermal units
mmcf/d	million cubic feet per day
mmcfe/d	million cubic feet of gas equivalent per day
Moody's	Moody's Investors Service
NYMEX	New York Mercantile Exchange
NYSE	New York Stock Exchange
S&P	Standard & Poor's Corp.
SEC	US Securities and Exchange Commission
TSX	Toronto Stock Exchange
UK	United Kingdom
US	United States of America
US$	United States dollar
WTI	West Texas Intermediate

Gross acres means the total number of acres in which Talisman has a working interest. Net acres means the sum of the fractional working interests owned in gross acres expressed as whole numbers and fractions thereof.

Gross production means Talisman's interest in production volumes (through working interests and royalty interests) before the deduction of royalties. Net production means Talisman's interest in production volumes after deduction of royalties payable by Talisman.

Gross wells means the total number of wells in which the Company has a working interest. Net wells means the sum of the fractional working interests owned in gross wells expressed as whole numbers and fractions thereof.

conversion and equivalency factors

Imperial		Metric
1 ton	=	0.907 tonnes
1 acre	=	0.40 hectares
1 barrel	=	0.159 cubic metres
1 cubic foot	=	0.0282 cubic metres





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Talisman has produced a separate Annual Financial Report
and Corporate Responsibility Report. These reports are
available by contacting the Company and can also be
viewed or downloaded at www.talisman-energy.com




Talisman Energy Inc.
Suite 2000, 888 – 3rd Street SW
Calgary, Alberta, Canada T2P 5C5
Telephone: 403-237-1234
Facsimile: 403-237-1902
www.talisman-energy.com

TALISMAN
ENERGY